Via EDGAR and Facsimile

Mr. Kevin Kuhar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Manitowoc Company, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 1, 2011

File No. 1-11978

Dear Mr. Kuhar:

The Manitowoc Company, Inc. (the “Company”) has set forth below its responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 29, 2011 (the “Comment Letter”), with respect to the above-referenced filing on Form 10-K. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2010

Liquidity and Capital Resources, page 33

1.     We note your disclosure on page 77 that you have not provided for additional U.S. income taxes on approximately $626.1 million of undistributed earnings of consolidated non-U.S. subsidiaries and that such earnings could become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon dividend repatriation. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filing to disclose the cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S. federal and state income tax consequences.  Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility.  Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

The Company has a long term strategic commitment to maintaining and growing its business outside of the United States. Pursuant to this strategy, management intends to reinvest cash earned by its foreign subsidiaries outside of the United States for the foreseeable future for capital expenditures, acquisitions, research and development, operating expenses and other requirements of our foreign subsidiaries. We would therefore note that this cash should not be viewed as immediately available to satisfy liabilities of the parent.

In response to the Staff’s comment, we will revise our future 10-K filings to include additional details of our foreign cash and cash equivalents and investments in similar fashion to the format below in the liquidity and capital resources section of our Management’s Discussion & Analysis:

The company has not provided for additional U.S. income taxes on approximately $626.1 million of undistributed earnings of consolidated non-U.S. subsidiaries included in stockholders’ equity.  Such earnings could become taxable upon sale or liquidation of these non-U.S. subsidiaries or upon dividend repatriation of cash balances.   At December 31, 2010, approximately $57 million of our total cash and cash equivalents were held by our foreign subsidiaries.  This cash is associated with earnings that we have asserted are permanently reinvested.  We have no current plans to repatriate cash or cash equivalents held by our foreign subsidiaries because we plan to reinvest such cash and cash equivalents to support our operations and continued growth plans outside the United States through funding of capital expenditures, acquisitions, research, operating expenses or other similar cash needs of these operations. Further, we do not currently forecast a need for these funds in the United States because the U.S. operations and debt service is supported by the cash generated by the U.S. operations. The Company would only plan to repatriate foreign cash when it would be tax effective through the utilization of foreign tax credits or when earnings qualify as previously taxed income.

Item 8. Financial Statements and Supplementary Data, page 48

Out of Period Adjustments, page 54

2.     We note that during your third quarter of 2010 you recorded an adjustment to correct an error related to the provision for income taxes, whereby during 2009 you had incorrectly understated the income tax benefit by $6.6 million.  We note from your disclosure in your Form 10-Q for the interim period ended September 30, 2010 and herein that you do not believe that this error (which originated during 2009 and recorded as an out of period adjustment during the third quarter of 2010) is material to your financial statements for the quarter or year to date period ended September 30, 2010, the financial statements for the year ended December 31, 2010 and your 2009 annual or quarterly financial statements.  Please tell us more about this adjustment, including the fiscal quarter in 2009 it originated and your basis for concluding that this out of period adjustment was not material to each related period.   Please provide us with your SAB 99 and SAB 108 analysis supporting your conclusion.

The following are the Company’s explanation and materiality analyses with respect to the adjustment to the Company’s income tax provision relating to the discovery of an error related to the provision for income taxes.

For the analysis related to the above-referenced adjustment, we have included a summary factual background describing the adjustment, the quantitative and qualitative factors considered by the Company at the time the analysis was initially prepared (i.e., during the Company’s third quarter ended September 30, 2010) and the Company’s ultimate conclusion regarding the materiality of the adjustment.

The Company considered three potential outcomes for making the above adjustments in accordance with Staff Accounting Bulletin (“SAB”) 108, namely:

•      restate the affected prior period financial statements, filing amendments to the relevant previously filed periodic reports if such an error was considered material to the prior period financial statements;

•      correct the error considered immaterial to the prior period financial statements in the period in which it was discovered, with no restatement or correction of prior period financial statements, provided such an error was not considered material to the current period; or

•      correct the prior period financial statements for the immaterial error the next time the Company files those financial statements, without amending previously filed periodic reports.

As discussed more fully below, the Company considered a number of quantitative and qualitative factors, including that:

•      Given the Company’s size, the adjustment is small in absolute terms.

•      The amount of the adjustment as a percentage of reported income tax expense, earnings (loss) from continuing operations and earnings per share was not insignificant, but that was largely due to the Company results being near break-even in several of the relevant periods, making such percentages less meaningful.

•      During the periods at issue the Company’s Crane segment was negatively impacted by the global economic downturn, resulting in an unanticipated significant drop in new orders and sales.  In addition, certain customers who still wanted to purchase cranes were adversely impacted by credit conditions and in some cases were unable to obtain financing, leading to order cancellations and further declines in sales from expectations.  The discussions at all of the Company’s analyst meetings and investor calls in those periods were focused on revenue projections in the Crane segment, with integration of the Enodis business and Foodservice projections being a secondary topic.  It is our understanding, based on discussions and experience with our investors, that as a result of these economic conditions and declines in sales and orders, during the relevant periods our investors were primarily focused on our revenues and orders, EBITDA or other measures of earnings before taxes, and liquidity measures, and not as focused on income tax expense or earnings (loss) per share.

Based on these and the other factors discussed below, the Company concluded that the error was not material to prior period financial statements, nor was it considered material to the current period, therefore the Company corrected the error in the current period as an out of period adjustment.  The analysis below generally speaks as of the time it was initially prepared, the third quarter of 2010.

Income Tax Adjustment

Background

During the third quarter of 2010, the Company completed its 2009 federal income tax return.  Subsequently, the Company completed its return-to-provision (RTP) reconciliation, to determine differences between the positions taken in the year-end 2009 book tax provision and the actual positions taken in the 2009 return. As a result, certain differences were identified that resulted in an RTP benefit of $6.6 million. These differences were recorded in error in the 2009 book tax provision during the fourth quarter of 2009, overstating the tax provision by $6.6 million.

The most significant component of the error, approximately $5.4 million, related to the tax impact of interest on an intercompany loan that should not have been included in the provision because one of the parties to the loan is a disregarded entity.  The Company determined that this error was the result of an oversight of facts that existed at the time the December 31, 2009 financial statements were prepared.

Quantitative Considerations

A summary of certain reported amounts by period are presented below. In this analysis, the Company has presented financial information as reported on a GAAP basis and on a pro-forma basis, excluding for purposes of the pro-forma presentation one significant, unusual item from the 2009 results for purposes of its materiality assessment. The 2009 unusual item relates to an impairment of certain intangible assets in connection with the continuing operations of the Company’s Foodservice segment.

For purposes of assessing the quantitative materiality of the income tax adjustment, the Company concluded that excluding this significant, unusual item was appropriate. In the Company’s experience and based on discussions with investors, the Company believes that analysts and investors exclude income tax adjustments of this nature when analyzing the Company’s results. The Company understands that investors view these losses more as a non-recurring item than as an ongoing profit and loss item. Additionally, this item was reported on a separate line item in the income statements and was removed from the results of the business when reporting earnings per share (EPS) in the Company’s earnings release in each period.

The table below portrays selected financial results as reported on a GAAP basis and on a pro-forma basis (adjusted to remove the impact of the intangible asset impairment of approximately $700 million pre-tax in 2009) which provide the basis for the analysis of the impact of the tax adjustment in the subsequent tables.

As Reported — GAAP:

(in millions, except EPS)

	Q4 2009	FY 2009	Q1 2010	Q2 2010	Q3 2010	Nine Months Ended 9/30/10

Earnings (loss) from Continuing Operations before taxes as reported	(16.90)	(705.40)	(36.90)	18.30	4.00	(14.60)
Income Tax Expense (Benefit) as reported	4.80	(58.80)	(13.60)	4.70	3.45	(5.45)
Earnings (loss) from Continuing Operations as reported	(21.70)	(646.60)	(23.30)	13.60	0.55	(9.15)

Diluted EPS from Continuing Operations as reported	(0.17)	(4.94)	(0.18)	0.11	0.00	(0.07)

As reported - Pro-forma: (adjusted to remove the impact of the 2009 impairment charges)

(in millions, except EPS)

	Q4 2009	FY 2009	Q1 2010	Q2 2010	Q3 2010	Nine Months Ended 9/30/10

Earnings (loss) from Continuing Operations before taxes as reported	(16.90)	(5.40)	(36.90)	18.30	4.00	(14.60)
Income Tax Expense (Benefit) as reported	4.80	(6.80)	(13.60)	4.70	3.45	(5.45)
Earnings (loss) from Continuing Operations as reported	(21.70)	1.40	(23.30)	13.60	0.55	(9.15)

Diluted EPS from Continuing Operations as reported	(0.17)	0.01	(0.18)	0.11	0.00	(0.07)

The following table compares the GAAP amounts recognized in the above-presented periods (“as reported”) to the amounts that would have been recognized had the 2009  income tax provision reflected the correct RTP (“as adjusted”).

Summary of Impact — GAAP:

(dollars in millions, except EPS)

	Q4 2009	FY 2009	Q1 2010	Q2 2010	Q3 2010	Nine Months Ended 9/30/10

Income Tax Expense (Benefit) as reported	4.80	(58.80)	(13.60)	4.70	3.45	(5.45)
Income Tax Expense (Benefit) as adjusted	(2.28)	(65.88)	(13.18)	4.70	10.11	1.63
Difference	(7.08)	(7.08)	0.42	0.00	6.66	7.08
% Difference	-147.50%	12.04%	-3.09%	0.00%	193.04%	-129.91%

Earnings (loss) from Continuing Operations as reported	(21.70)	(646.60)	(23.30)	13.60	0.55	(9.15)
Earnings (loss) from Continuing Operations as adjusted	(15.82)	(640.72)	(22.52)	13.60	(6.11)	(15.03)
Difference	5.88	5.88	0.78	—	(6.66)	(5.88)
% Difference	-27.10%	-0.91%	-3.35%	0.00%	-1210.91%	64.26%

Diluted EPS from Continuing Operations as reported	(0.17)	(4.94)	(0.18)	0.11	0.00	(0.07)
Diluted EPS from Continuing Operations as adjusted	(0.12)	(4.90)	(0.17)	0.11	(0.05)	(0.11)
Difference	0.05	0.04	0.01	—	(0.05)	(0.04)
% Difference	-28.42%	-0.91%	-4.50%	0.00%	-1210.91%	64.26%

Note 1:  The 2009 fourth quarter and third 2010 third quarter effective income tax rates with or without the adjustment would not be reflective of ongoing performance due to the low level of pre-tax book loss. In addition, the income tax provision is not directly correlated to the income (loss) for the periods presented due to items that impact the income tax provision that are not dependent on income levels.

Note 2:  At December 31, 2009, there was one error on the summary of unadjusted differences as reported by our auditors related to $1.2 million of additional deferred financing fee expense ($0.8 million after tax). This error was corrected in the first quarter of 2010.  The impact of this error is also included in the analysis above.

The Company has also included an analysis of the “pro-forma” amounts (i.e., adjusted to exclude the impairment in 2009) to reflect the amounts recognized in the above-presented periods (“as reported”) to the amounts that would have been recognized had the 2009 income tax provision reflected the correct RTP (“as adjusted”).

Summary of Impact- Pro-Forma

(dollars in millions, except EPS)

	Q4 2009	FY 2009	Q1 2010	Q2 2010	Q3 2010	Nine Months Ended 9/30/10

Income Tax Expense (Benefit) as reported	4.80	(6.80)	(13.60)	4.70	3.45	(5.45)
Income Tax Expense (Benefit) as adjusted	(2.28)	(13.88)	(13.18)	4.70	10.11	1.63
Difference	(7.08)	(7.08)	0.42	—	6.66	7.08
% Difference	-147.50%	104.12%	-3.09%	0.00%	193.04%	-129.91%

Earnings (loss) from Continuing Operations as reported	(21.70)	1.40	(23.30)	13.60	0.55	(9.15)
Earnings (loss) from Continuing Operations as adjusted	(15.82)	7.28	(22.52)	13.60	(6.11)	(15.03)
Difference	5.88	5.88	0.78	—	(6.66)	(5.88)
% Difference	-27.10%	420.00%	-3.35%	0.00%	-1210.91%	64.26%

Diluted EPS from Continuing Operations as reported	(0.17)	0.01	(0.18)	0.11	0.00	(0.07)
Diluted EPS from Continuing Operations as adjusted	(0.12)	0.05	(0.17)	0.11	(0.05)	(0.11)
Difference	0.05	0.04	0.01	—	(0.05)	(0.04)
% Difference	-28.42%	420.00%	-4.50%	0.00%	-1210.91%	64.26%

Note 1:  Although individual quarters and full year periods are presented, the tax expense (benefit) in each of the 2010 interim periods and for the full year 2009 with or without the adjustment would not be reflective of ongoing performance due to the low level of pre-tax book income (loss) in 2009 and 2010.

Note 2:  At December 31, 2009, there was one error on the summary of unadjusted differences as reported by our auditors related to $1.2 million of additional deferred financing fee expense ($0.8 million after tax). This error was corrected in the first quarter of 2010.  The impact of this error is also included in the analysis above.

Summary of Impact- Balance Sheet Metrics

(dollars in millions)

FY 2009

Other Current assets-as reported	$84.30
Other Current assets-as adjusted	$90.96
Difference	$6.66
% Difference	7.9%

Total Current assets-as reported	$1,259.90
Total Current assets-as adjusted	$1,266.56
Difference	$6.66
% Difference	0.5%

Stockholders’ equity-as reported	$607.90
Stockholders’ equity-as adjusted	$614.56
Difference	$6.66
% Difference	1.1%

On an “as reported” basis, reporting the tax adjustment in 2009 has an approximately 1% impact on the loss from continuing operations and loss per share from continuing operations. The percentage difference is higher based on the “pro-forma” basis given the low level of income after removal of the impairment charge.  As a result, the percentage difference is not truly indicative of the materiality of the change.  For 2009, on an “as reported” or “pro-forma” basis the adjustment would not change a loss into income and would only have a $.04 impact on loss per share from continuing operations.

Reporting the adjustment in 2010 has a relatively larger impact on the tax provision, but given the low level of the tax provision ($7 million), a test of materiality using such a low baseline amount does not produce a meaningful comparison. Reporting the adjustment in 2010 would not change a loss into income for the full year, and would only have a $.04 impact on loss per share from continuing operations.

The materiality analysis for the adjustment on the standalone third quarter is impacted by the third quarter being almost a breakeven period and the tax provision being unusually high compared to income from continuing operations and EPS from continuing operations. Measuring a change for materiality against these baseline amounts does not create a meaningful comparison.

It should also be noted that at the time of the analysis (i.e., during the Company’s third quarter ended September 30, 2010), the Company considered the impact on expected results for the full year 2010.  Expected full year 2010 income tax benefit, loss from continuing operations, and diluted loss per share from continuing operations were $13.9 million, $27 million, and $0.21, resulting in -51%, 22% and 22% impacts, respectively.  Actual results were $23.9 million, $68.5 million, and $0.56, respectively, resulting in even less of an impact.

In summary, most of the quantitative income statement comparisons were over 100%. However, this is largely due to the fact that pro-forma 2009 and 2010 earnings from continuing operations before taxes are essentially break-even, resulting in comparisons to respective financial statement metrics that are not meaningful.

Qualitative Considerations

In considering the materiality of the income tax adjustment, the Company also considered all of the qualitative factors set forth in SAB 99. The SAB 99 qualitative factors, discussed below were considered the most relevant for the Company’s analysis. For each of the SAB 99 qualitative factors not discussed below, the answer was clearly “no”, thereby supporting a conclusion that the income tax adjustment was not material.

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.   The out of period errors were measurable with a level of precision.

•      whether the misstatement masks a change in earnings or other trends.   In 2009, the Company’s reported effective tax rate was 8.3%.  If a negative adjustment of $6.6 million was recorded in 2009 the effective tax rate would have been 9.3%.  Both the reported and adjusted effective tax rates were unusually low because of our significant loss from continuing operations driven by the impairment charge. In contrast, the effective tax rates in FY 2007 and FY 2006 were 28% and 32%, respectively.  For the reasons discussed above, in the current economic environment, we believe that investors are primarily concerned about such metrics as revenues, backlog, cash flow, debt reduction, operating margins and EBITDA.  Earnings per share and tax rates are less significant or meaningful.  For these reasons the Company emphasized debt reduction guidance for 2009 and 2010 and did not provide full-year earnings per share guidance. Because of these unusual circumstances around the Company’s rate, it is difficult for investors to forecast the future tax rate based on the 2009 or 2010 effective rate, and the Company has not provided guidance to analysts on the forecasted 2009 or 2010 tax rate.  As an adjustment of $6.6 million would not have “normalized” the tax rate, we do not believe that the judgment of a reasonable person relying on the 2009 or 2010 financial reports would be changed or influenced by this adjustment.

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  Full year 2009 analyst average expectations were earnings from continuing operations of $0.35 per share and reported comparable results were $0.01 per share (adjusted for one-time items, including the impairment).  An adjustment of $6.6 million would have changed the per share amount of the reported results for both FY 2009 and 2010 by $0.04.  In 2010, expectations were earnings from continuing operations of $0.27 per share and actual earnings per share inclusive of this item were $0.15. For Q3 2010, the consensus estimate was $0.14 per share and actual EPS was $0.01 per share inclusive of this item.   Therefore this adjustment does not impact the Company’s ability to meet analysts’ average estimates.

•      whether the misstatement changes a loss into income or vice versa.  This misstatement does not change a loss into income or vice versa in full year 2009 or 2010.  However, it does change what would be a marginal after tax loss into a marginal gain in the third quarter of 2010. Due to the break-even nature of the third quarter results, this adjustment only changes an expected $6 million loss to $0.5 million of income.  Also see EPS expectations discussed above.

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.  No, this is a corporate item not relating to a particular segment or portion of the Company.

•      whether the misstatement affects the registrant’s compliance with regulatory requirements.  No, it does not.

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.  No, in both scenarios.  The Company was in compliance with its covenants at December 31, 2009 and is in compliance at September 30, 2010 without this item.  The Company’s covenants are based on EBITDA, debt and interest.  Because this item only relates to income taxes, it has no impact on compliance with these covenants.

•      whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  There is no impact on 2009 incentive compensation, as bonus levels were not reached and no bonus would be paid with or without this item. For short-term incentive compensation plan participants, 2010 bonuses were determined based on a fixed tax rate, so they are not dependent on the tax provision recorded in the financial statements.

•      whether the misstatement involves concealment of an unlawful transaction.   No, it does not.

•      whether the misstatement was part of an effort to manage earnings.  There was no management of earnings.  The exclusion of the adjustment was not intentional.

•      whether the authoritative guidance on the subject clear.  The tax technical guidance was clear.

•      whether industry guidance differs from GAAP. No, it does not.

•      whether there is a cost of correcting the misstatement.  There is no significant cost associated with correcting the misstatement.

•      whether there is an aggregation of other misstatements.  At December 31, 2009, there was one error on the summary of unadjusted differences as reported by our auditors related to $1.2 million of additional deferred financing fee expense ($0.8 million after tax). This error was corrected in the first quarter of 2010.

•      whether the company complies with its obligation to maintain books and records which in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets and has the corporation maintained a system of internal controls which is sufficient to provide reasonable assurance that transactions are properly reported in accordance with GAAP. At December 31, 2009 the Company concluded that it had a significant deficiency in the income tax process, specifically with respect to intercompany transactions. During 2009 and 2010, the Company made improvements to its control environment by implementing Tax Stream for preparation of the year end and interim tax provisions and have added qualified tax personnel to perform in a review capacity. The Company is continuing to make improvements to its internal control environment.

We also considered the following qualitative circumstances regarding the misstatement:

The global economy began a precipitous drop in the second half of 2008.  Commercial and residential construction, key indicators for the Company’s crane purchases, were heavily impacted, resulting in an unanticipated drop in new orders and sales.  In addition, certain customers who still wanted to purchase cranes were adversely impacted by credit conditions and in some cases unable to obtain financing, leading to further declines in sales from expectations.  The discussions at all of the Company’s analyst meetings and investor calls have been focused on revenue projections in the Crane segment, with integration of the Enodis business and Foodservice projections being a secondary topic.  EPS and non-

operational items such as taxes have not been areas of focus in the Company’s earnings calls and other discussions with investors and analysts, and the Company has not provided EPS guidance for 2009 and 2010 as a result of the uncertainty.

Conclusion

Taking into consideration the quantitative and qualitative factors discussed above, the Company believes the income tax adjustment is not material to the 2009 and 2010 financial statements and would not affect the judgment of a reasonable investor.  The Company reported the impact of this item in the third quarter 2010 financial statements. The Company’s independent registered public accounting firm and the Company’s audit committee were consulted throughout management’s analysis of the issue and were advised of and discussed management’s final conclusions.

*              *              *              *              *              *

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10K;

•      Staff comments or changes to disclosure in response to Staff comments in the Form 10K do not foreclose the Commission from taking any action with respect to the Form 10-K;

•      the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commissioner or any person under the federal securities laws of the United States.

*              *              *              *              *              *

If the staff has any questions with respect to the foregoing, please contact the undersigned at (920) 652-1720.

Very Truly Yours,

THE MANITOWOC COMPANY, INC.

By:	/s/ Carl J. Laurino
Carl J. Laurino
Senior Vice President and Chief Financial Officer